UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DYNACQ HEALTHCARE, INC.

(Name of Subject Company (Issuer))

Furlong Fund, LLC; Furlong Financial, LLC; Daniel Rudewicz

(Bidders)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

26779V105

(CUSIP Number of Class of Securities)

Daniel Rudewicz

Managing Member

Furlong Financial, LLC

5425 Wisconsin Avenue, Suite 600

Chevy Chase, MD 20815

(202) 999-8854

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$ 40,686.00	$ 5.24

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount is determined by multiplying 1,356,200 shares of Dynacq Healthcare, Inc. (“Dynacq”) common stock by $0.03 per share, which is the offer price.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: 23.26	Filing Party: Furlong Fund, LLC; Furlong Financial, LLC

	Form or Registration No.: Schedule TO-T (File No. 5-53721)	Date Filed: February 19, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 2 to Schedule TO (this “Amendment”) is filed by Furlong Fund, LLC; Furlong Financial, LLC; and Daniel Rudewicz (collectively the “Bidders”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 19, 2014 (together with any amendments and supplements thereto, the "Schedule TO") by the Bidders and relates to the offer by the Bidders to purchase 1,356,200 shares of common stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation (“Dynacq” or the “Company”), at $0.03 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated February 28, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and the related Letter of Transmittal. This Amendment is being filed on behalf of the Bidders.

The information set forth in the Offer to Purchaser, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On March 20, 2014, the Bidders extended the Offer until midnight, Eastern time, on April 11, 2014 (one minute after 11:59 p.m., Eastern time, on April 11, 2014), unless further extended (the “Expiration Date”). The Offer had previously been scheduled to expire at midnight, Eastern time, on March 24, 2013. The expiration date has been extended from its original date for the purpose of further mailing and dissemination of the Offer. As of March 18, 2014, according to the Depositary, 6,116 Shares have been tendered and not withdrawn.

The summary publication announcing the foregoing was published in the Houston Press on March 20, 2014. The Form of Advertisement containing the text of the publication is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

On March 17, 2014, the Bidders and the Company executed a standstill agreement whereby the parties agreed, among other items, that: (a) the Company shall perform the acts prescribed in Rule 14d-5(c); (b) the Bidder would make a summary publication in one of three specified Houston newspapers; (c) the Company would state in its Schedule 14D-9 that that it expresses no opinion and remains neutral toward the Bidder's Offer; and (d) the Bidder would not acquire, directly or indirectly, more than 10.0% of the Company's Shares. A copy of the agreement is filed as Exhibit (d)(1)(A) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(C)	Form of advertisement by Furlong Fund on March 20, 2014.

(d)(1)(A)	Form of agreement between the Bidder and the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2013

Furlong Fund, LLC

By:	/s/ Daniel Rudewicz
Daniel Rudewicz, Managing Member of Furlong Financial, LLC, Manager /General Partner

Furlong Financial, LLC

By:	/s/ Daniel Rudewicz
Daniel Rudewicz, Managing Member

Daniel Rudewicz

By:	/s/ Daniel Rudewicz